UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 3, 2023, Ohmyhome Limited (the “Company”) and Wong Kok Hoe (the “Seller”) entered into a Debt Purchase Agreement (the “Agreement”) of which the Company intends to purchase the debt of Ohmyhome Property Inc. (the “Ohmyhome Property”), a Philippine company, from the Seller (the “Debt”). The Agreement was negotiated at arm’s length and has been approved by the Board of Directors of the Company.

Ohmyhome Property provides the service to expand the Company’ branding, assist the Company to build partnerships in Philippine, and support the Company’s web and mobile platforms. Ohmyhome Property owes US$1,986,287.50 to the Seller.

Pursuant to the Agreement, the Seller agreed to sell, assign, and transfer the Debt to the Company for a total purchase price of USS1,986,287.50 (the “Purchase Price”). The closing of the transaction is conditioned upon the Company paying the Purchase Price as a lump sum payment by the Company to the Seller within 3 days of the signing of the Agreement. The agreement is governed by Singapore law.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	Debt Purchase Agreement, dated July 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2023	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer